

05044479



SEC MAIL
RECEIVED
PROCESSING
NOV 0 7 2005
WASH. D.C.
213
SECTION


| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | October 31, 1989 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 32709 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III





## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09/01/2004 (MM/DD/YY) AND ENDING 08/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pavek Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2419 W. Brantwood Ave.
(No. and Street)

Glendale (City) WI (State) 53209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Pavek (414)-352-4434
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gary Hoffman
(Name — *if individual, state last, first, middle name*)

7670 N. Port Washington Road (Address) Milwaukee (City) WI (State) 53217 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

## OATH OR AFFIRMATION

I, Douglas Pavek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pavek Investments, Inc., as of August 31, 2005 XXXXXX, 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


JEANNETTE F. PAVEK
NOTARY
PUBLIC
STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~xxxxx Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Hoffman, Gary L. [70]

| ADDRESS Number and Street | City | State | Zip Code |
|---|---|---|---|
| 7670 N. Port Washington Road | Milwaukee | Wisconsin | 53217 |
| [71] | [72] | [73] | [74] |

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | | |
|---|---|---|---|---|---|---|---|
| [50] | [51] | [52] | [53] | | | | |

# PAVEK INVESTMENTS, INC.

## ANNUAL REPORT

## AUGUST 31, 2005

# PAVEK INVESTMENTS, INC.
## TABLE OF CONTENTS

# PAVEK INVESTMENTS, INC.
## STATEMENT OF FINANCIAL CONDITION

August 31, 2005

| | |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Cash | $ 60,939 |
| Accounts Receivable | 29,764 |
| Marketable Securities | 33,702 |
| Prepaid Taxes | 1,807 |
| NASD Stock Subscription | 3,300 |
| Total Current Assets | $ 129,512 |
| Fixed Assets | |
| Furniture & Equipment | 36,154 |
| Less: Accumulated Depreciation | 35,761 |
| Net Fixed Assets | $ 393 |
| Other Assets | |
| Deposit – License | $ 140 |
| Other Assets | 1,615 |
| Security Deposit | 1,354 |
| Total Other Assets | $ 3,109 |
| TOTAL ASSETS | $ 133,014 |
| **LIABILITIES** | |
| Current Liabilities | |
| Commissions Payable | $ 21,215 |
| Accounts Payable | 4,236 |
| Accrued Payroll Taxes | 24,076 |
| Accrued Income Tax | 549 |
| Total Current Liabilities | $ 50,076 |
| TOTAL LIABILITIES | $ 50,076 |
| Stockholder's Equity | |
| Common Stock | $ 5,000 |
| Additional Paid-in Capital | 31,100 |
| Retained Earnings | 46,838 |
| Total Stockholder's Equity | $ 82,938 |
| TOTAL LIABILITIES & STOCKHOLDER'S EQUITY | $ 133,014 |

The Accompanying Notes Are An Integral Part Of These Financial Statements.

PAVEK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED AUGUST 31, 2005

| | Common Stock | Additional Paid-in Capital | Retained Earnings |
|---|---|---|---|
| Balances as of September 1, 2004 | $ 5,000 | $ 31,100 | $ 53,951 |
| Net Profit <Loss> | | | <7,113> |
| Balances at August 31, 2005 | $ 5,000 | $ 31,100 | $ 46,838 |

The Accompanying Notes Are An Integral Part Of These Financial Statements.

# PAVEK INVESTMENTS, INC.
# STATEMENT OF CASH FLOWS

## YEAR ENDED AUGUST 31, 2005

| | |
|---|---|
| Operating Activities | |
| Net <Loss> | $ <7,113> |
| Increase in Accounts Receivable | <15,678> |
| Increase in Accounts Payable | 3,732 |
| Increase in Commissions Payable | 9,950 |
| Decrease in Accrued Income Tax | <435> |
| Decrease in Other Assets | 275 |
| Increase in Payroll Taxes payable | 12,879 |
| Decrease in Prepaid Taxes | 984 |
| Decrease in Accrued Payroll | <30,000> |
| Depreciation | 5,991 |
| Increase in Security Deposit | <1,354> |
| Net cash provided by Operating Activities | $ <20,769> |
| Investing Activities | |
| Decrease in Marketable Securities | $ 26,180 |
| Decrease in Notes Receivable – Officers | 14,124 |
| Increase in Fixed Assets | <1,287> |
| Net cash used in Investing Activities | $ 39,017 |
| Financing Activities | 0 |
| Increase in Cash | $ 18,248 |
| Cash – Beginning of Year | 42,691 |
| Cash – End of Year | $ 60,939 |

The Accompanying Notes Are An Integral Part Of These Financial Statements.

# PAVEK INVESTMENTS, INC.
## NOTES TO FINANCIAL STATEMENTS
## FOR THE YEAR ENDED AUGUST 31, 2005

1. Significant Accounting Policies Business Activity:

The company is engaged primarily in selling of securities for a commission. The company does not buy or sell investments for its clients and acts only as a salesman for the investment companies.

2. Capital Stock:

The authorized, issued and outstanding shares of capital stock at August 31, 2005 were as follows:

Common Stock, no par value; authorized 2,800 shares; issued 1,000 shares.

3. Net Capital Requirement:

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule cm3-3), which requires the maintenance of minimum net capital. At August 31, 2005, the company had net capital of $67,403, which was $62,403 in excess of its required net capital of 5,000.

4. Income Taxes:

The federal income tax liability for the year ended August 31, 2005 was $349. The Wisconsin income tax liability for the year was $200.

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Pavek Investments, Inc. as of 8/31/2005

### COMPUTATION OF NET CAPITAL

| Line | Description | Amount | Code | Amount | Code |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 82,938 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 82,938 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 82,938 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 10,480 | 3540 | | |
| | B. Secured demand note deficiency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 10,480 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ 72,458 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | 5,055 | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( 5,055 ) | 3740 |
| 10. | Net Capital | | | $ 67,403 | 3750 |

OMIT PENNIES

1) There are no material differences between this audited report and the corresponding Unaudited Part IIA filed by the company; therefore, no reconciliation is included in this report.

2) There were no material inadequacies found to exist since the date of the last audit.

Line 6A -- Non-Allowable Assets

|  |  |
|---|---|
| Commissions Receivable | $ 2,421 |
| Other Assets | 1,615 |
| NASD Deposit Account | 140 |
| Security Deposit | 1,354 |
| NASD Stock Subscription | 3,300 |
| Fixed Assets - Net | 392 |
| Prepaid Income Tax | 1,258 |
| TOTAL | $ 10,480 |

Haircuts other Securities

$33,702 x 15% $ 5,055

## EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)–Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8- ______ [4335A] | ______ [4335A2] | ______ [4335B] |
| 8- ______ [4335C] | ______ [4335C2] | ______ [4335D] |
| 8- ______ [4335E] | ______ [4335E2] | ______ [4335F] |
| 8- ______ [4335G] | ______ [4335G2] | ______ [4335H] |
| 8- ______ [4335I] | ______ [4335I2] | ______ [4335J] |

D. (k) (3)–Exempted by order of the Commission ☐ [4580]